[redacted]

10027138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Ste 2135
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank Gelber 312-427-7100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Gelber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelber Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ANA JIMENEZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-13-2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Gelber Securities LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gelber Securities LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Gelber Securities, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	277,207
Money market funds		367,694
Securities purchased under agreements to resell		33,287,472
Receivables:		
Clearing brokers		12,636,223
Parent		2,437
Others		5,524
Securities owned ($2,249,896 pledged)		10,121,314
Exchange membership, at cost (fair value $2,312,411)		164,242
Other assets		159,275
Total assets	$	57,021,388
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	14,341,660
Payables to traders		404,222
Accounts payable and accrued expenses		306,292
Total liabilities		15,052,174
Member's Equity		41,969,214
Total liabilities and member's equity	$	57,021,388

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Gelber Securities, LLC (the Company), a wholly owned subsidiary of Gelber Group, LLC (the Parent), is a registered securities broker-dealer. The Company is a wholly owned subsidiary of Gelber Group, LLC (the Parent). The Parent controls the day-to-day operations, business, and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities.

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification* (Codification) which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value in accordance with the fair value measurements guidance.

Securities and commodities transactions: Securities and commodities transactions are recorded on trade date and carried at fair value based on quoted market prices. Unrealized gains or losses are included in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a receivable from clearing brokers on the statement of financial condition.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Exchange membership: The exchange membership includes shares in a derivatives exchange required to be held for operating purposes and, accordingly, is carried at historical cost. Exchange membership shares in excess of required shares are carried at market value, and are included in securities owned.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions that are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions.

Tax returns filed by the Parent may be subject to examination by federal and state taxing authorities for years ended after December 31, 2006.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

Statement of cash flows: For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Note 2. Fair Value of Financial Instruments

The Company follows fair value standards for measuring fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of unobservable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Note 2. Fair Value of Financial Instruments (Continued)

Level 1: Unadjusted quoted prices in active markets that the entity has the ability to access as of the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances that may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The Company's investments in money market funds and U.S. Government obligations are valued using quoted market prices and are classified within Level 1. The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ and the NYSE national markets, is based on the last reported sales prices on the day of valuation. The fair value of exchange-traded equity options is based on the national bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Exchange right privilege is valued using observable market data and classified as Level 2 in the fair value hierarchy.

Note 2. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2009 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 459,846	$ -	$ -	$ 459,846
Receivables from Clearing Brokers				
Futures	(157,219)			(157,219)
Options on futures	104,156			104,156
	(53,063)	-	-	(53,063)
Securities Owned				
Equities	4,253,603	-	-	4,253,603
Equity options	3,387,815	-	-	3,387,815
U.S. Government obligations	2,249,896	-	-	2,249,896
Exchange right privilege	-	230,000	-	230,000
Total securities owned	9,891,314	230,000	-	10,121,314
Total assets at fair value	$ 10,298,097	$ 230,000	$ -	$ 10,528,097
Liabilities				
Securities Sold, Not Yet Purchased				
U.S. Government obligations	$ 10,077,288	$ -	$ -	$ 10,077,288
Equities	93,610	-	-	93,610
Equity options	4,170,762	-	-	4,170,762
Total liabilities at fair value	$ 14,341,660	$ -	$ -	$ 14,341,660

Note 3. Derivative Financial Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to the trading of exchange traded futures, options on futures, and equity options. These derivative contracts are recorded on the statement of financial condition as assets measured at fair values and the related realized gain (loss) associated with these derivatives is recorded in the statement of income. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

Note 3. Derivative Financial Instruments (Continued)

At December 31, 2009 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Derivatives Assets and Liabilities

	Statement of Financial Condition Location	Assets	Liabilities	Total
Futures:				
Agricultural	Receivable from clearing brokers	$ -	$ -	$ -
Currency	Receivable from clearing brokers	-	-	-
Energy	Receivable from clearing brokers	-	-	-
Interest Rate	Receivable from clearing brokers	-	(153,266)	(153,266)
Metals	Receivable from clearing brokers	-	-	-
Index	Receivable from clearing brokers	14,055	(18,008)	(3,953)
	Total	$ 14,055	$ (171,274)	$ (157,219)
Options:				
Currency options	Securities owned	$ 3,387,815	$ -	$ 3,387,815
Currency options	Securities sold, not yet purchased	-	(4,170,763)	(4,170,763)
Equity	Securities owned	-	-	-
	Total	$ 3,387,815	$ (4,170,763)	$ (782,948)
Options on Futures:				
Agricultural	Receivable from clearing brokers	$ -	$ -	$ -
Currency	Receivable from clearing brokers	85,000	-	85,000
Energy	Receivable from clearing brokers	-	-	-
Interest Rate	Receivable from clearing brokers	26,656	(7,500)	19,156
Metals	Receivable from clearing brokers	-	-	-
Index	Receivable from clearing brokers	-	-	-
	Total	$ 111,656	$ (7,500)	$ 104,156

Note 4. Collateral Under Resale and Repurchase Agreements

At December 31, 2009, the aggregate fair values of collateral obtained under resale agreements and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

The fair value of collateral obtained under resale agreements at December 31, 2009, was approximately $33,280,000.

Note 5. Related-Party Transactions

The Company clears its commodities transactions through the Parent. At December 31, 2009, receivable from clearing brokers includes $615,187 due from the Parent.

The Parent provides various services, administrative support, and office space to the Company. Receivable from Parent of $2,439 at December 31, 2009 represents amounts receivable under these arrangements.

Note 6. Commitments and Contingencies

As an exchange clearing member, the Company guarantees to the clearing house the performance of other clearing house members and, under certain circumstances, would be subject to assessment. Any potential contingent liability under this guarantee cannot be estimated since it is based, in part, on the performance of other members. The Company has not recorded any contingent liability in the financial statements and believes that any potential requirement to make payments under this guarantee is remote.

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Financial Instruments

Proprietary trading activities: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2009.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, and that the rate of aggregate indebtedness to net capital, both, as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $28,852,000 and $250,000, respectively. At December 31, 2009, the rate of aggregate indebtedness to net capital was 0.25 to 1. The net capital rule may effectively restrict the withdrawal of equity.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

SEC Mail Processing Section MAR 01 2010 Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36696

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson, Ste. 2135
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank Gelber **312-427-7100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Frank Gelber**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gelber Securities, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ANA JIMENEZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-13-2011

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Gelber Securities, LLC
141 W. Jackson Blvd., Suite 2135
Chicago, Illinois 60604

Attention: Franklin Gelber, CFO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Gelber Securities LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 26, 2010
Chicago, Illinois

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036696 FINRA DEC
GELBER SECURITIES LLC 8*8
141 W JACKSON BLVD STE 2150
CHICAGO IL 60604-3334

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 96 941.

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (36,454)

12/31/08 , 3/6/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 60 487

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 60 487

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 60 487

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of _______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 72 620 806
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	27 111 697
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6 644 246
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest, Dividend + Misc Income	88,614
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	33 844 557
2d. SIPC Net Operating Revenues	$ 38 776 249
2e. General Assessment @ .0025	$ 96,940.62

(to page 1 but not less than $150 minimum)